Exhibit 99.3

Notice of 2026 Annual and Special Meeting of shareholders and notice of availability of our meeting materials You are receiving this notice as a CIBC shareholder This year, our meeting will take place by live webcast at https://cibcvirtual.com/agm2026 and in person at CIBC Square, 81 Bay Street, Toronto, Ontario. Either way, you can participate, vote, and ask questions during the meeting. For the most current information about the meeting please visit our Annual Meeting webpage on our Investor Relations website at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html. Notice-and-access As part of our ongoing commitment to reduce the impact associated with paper, we are reducing the number of paper documents that we send to our shareholders. Our Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders the 2026 Management Proxy Circular (Circular) as permitted by the Canadian Securities Administrators and with the authorization of the Office of the Superintendent of Financial Institutions. This means that our Circular will be posted online for you to access, rather than being printed and mailed to you. This notice includes information on how to access the Circular online and how to request a paper copy. We also enclose a proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). This form allows you to exercise your voting rights. For information on how to vote, see “Voting” below. It is important that you read the Circular carefully before voting your shares. Our Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and management’s discussion and analysis (MD&A) (together with our Circular, the “meeting materials”) depends on whether you are a registered shareholder or a non-registered shareholder (see definitions on the reverse page). If you are a registered shareholder and you did not sign-up for e-delivery or opt out of receiving our annual financial statements, then we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with this notice. If you are a non-registered shareholder, then we will use notice-and-access to send you our annual financial statements and MD&A as permitted by securities law so that you can access this material online the same way as our Circular. Business of the meeting For more information, please see our Circular: 1Receive our consolidated financial statements for the fiscal year ended October 31, 2025 and the auditors’ report on the statements Page 1, and our 2025 Annual Report 2 Elect directors Pages 1 and 11 — 24 3Appoint the auditors Pages 1 and 31 —32 4Vote on an advisory resolution regarding our executive compensation approach Pages 1 and 58 —100 5 Vote on an amendment to CIBC’s Employee Stock Option Plan Pages 1 and 89 6 Confirm by special resolution an amendment to By-Law No. 1 regarding directors’ remuneration Page 3 7 Vote on shareholder proposals Pages 3 and 101 —110

Voting Please note that you cannot vote by returning this notice. You may vote your shares before the meeting using one of the following methods: Your proxy form or voting instruction form explains how to vote using these methods. Please follow those instructions. We encourage you to vote before the meeting. You may also vote during the meeting either by online ballot through the live webcast at https://cibcvirtual.com/agm2026 or by in-person ballot at CIBC Square. For more information on how to vote, see “Voting” starting on page 5 of the Circular. Registered shareholders You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. To be counted, TSX Trust must receive your proxy by 1:00 p.m. (EDT) on Tuesday, April 14, 2026. Non-registered shareholders You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. You must allow sufficient time for your intermediary to receive and act on your voting instructions by 1:00 p.m. (EDT) on Tuesday, April 14, 2026. Please check your voting instruction form for information on the deadline for returning your form. If you are a non-registered shareholder and wish to attend the virtual meeting through our live webcast and vote online, there are additional steps you MUST take. Please see “Voting” starting on page 5 of the Circular for more information. Non-registered shareholders who have not duly appointed themselves as proxyholder and registered with TSX Trust will not be able to vote at the meeting but will be able to participate as a guest. How to request a paper copy of the meeting materials Upon request, TSX Trust will provide a paper copy of the Circular or the Annual Report, free of charge, for a period of one year from the date the meeting materials were filed on SEDAR+. Here is how you can request a paper copy. BEFORE THE MEETING Go to https://www.meetingdocuments.com/TSXT/cibc or call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-Fulfilment@tmx.com. If your request is made before April 16, 2026 (the date of our meeting), the meeting materials will be sent to you within three business days of your request. Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares. To ensure receipt of the paper copy before the voting deadline and meeting date, we estimate that your request must be received by TSX Trust no later than 5:00 p.m. (EDT) on March 31, 2026. This reflects the three business day period for processing requests as well as typical mailing times. AFTER THE MEETING Call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. If your request is made on or after April 16, 2026, the meeting materials will be sent to you within ten calendar days of your request. If you have any questions regarding this notice, notice-and-access or the meeting, please call 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries). Go paperless! Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and environmentally friendly. Registered shareholders Go to services.tsxtrust.com/edelivery, select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”. Non-registered shareholders in Canada Go to www.proxyvote.com and use the control number provided on your voting instruction form.